

Mail Stop 3561

November 1, 2007

<u>By U.S. Mail</u>

Mr. Richard F. Ambury
Chief Financial Officer
Star Gas Partners, L.P.
Star Gas Finance Company
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re:** **Star Gas Partners, L.P.**
> **File No. 1-14129**
> **Star Gas Finance Company**
> **File No. 333-103873-01**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed January 17, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 9, 2007**

Dear Mr. Ambury:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief